Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TCC Brands Inc.
222 W Merchandise Mart Plaza, Suite 1212
Chicago, IL 60654
https://www.thecuminclub.com/

Up to $1,234,993.44 in Common Stock at $12.44
Minimum Target Amount: $14,990.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TCC Brands Inc.
Address: 222 W Merchandise Mart Plaza, Suite 1212, Chicago, IL 60654
State of Incorporation: DE
Date Incorporated: May 07, 2021

Terms:

Equity

Offering Minimum: $14,990.20 | 1,205 shares of Common Stock
Offering Maximum: $1,234,993.44 | 99,276 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $12.44
Minimum Investment Amount (per investor): $248.80

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Transfer Restrictions of Securities Sold in this Offering

Pursuant to the Company's Amended and Restated Bylaws, shares of Common Stock issued in this offering are subject to certain restrictions on transfer, including general restrictions on transfer and a company-owned Right of First Refusal. Please see the Company Securities section of the Offering Memorandum for excerpts from the Company's Amended and Restated Bylaws. Please also see Exhibit F of the Offering Memorandum for a copy of the Company's Amended and Restated Bylaws.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As a loyal customer of The Cumin Club, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird Tier 1: Invest $500+ in the first 2 weeks and get 5% bonus shares, 10 free meals ($69.90 value) and a 10% lifetime discount.

Early Bird Tier 2: Invest $2,500+ in the first 2 weeks and get 10% bonus shares, 20 free meals ($119.80 value) and a 20% lifetime discount.

Early Bird Tier 3: Invest $20,000+ in the first 2 weeks and get 20% bonus shares, 40 free meals ($239.60 value) and a 50% lifetime discount.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $500+ between day 35 - 40 and receive 5% bonus shares and 10 free meals ($69.90 value) and a 10% lifetime discount.

Flash Perk 2: Invest $500+ between day 60 - 65 and receive 5% bonus shares and 10 free meals ($69.90 value) and a 10% lifetime discount.

Amount-Based Perks

$500+ | Flavor Enthusiast: Invest $500+ and get 3% bonus shares, 10 free meals ($69.90 value) and a 10% lifetime discount.

$2,500+ | Gourmet Patron: Invest $2,500+ and get 7% bonus shares, 20 free meals ($119.80 value) and a 20% lifetime discount.

$20,000+ | The Cumin Archon: Invest $20,000+ and get 15% bonus shares, 40 free meals ($239.60 value) and a 50% lifetime discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TCC Brands Inc. (dba "The Cumin Club") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,244. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

TCC Brands Inc. (dba "The Cumin Club" or the "Company") is a corporation organized under the laws of the state of Delaware on May 7, 2021. The Company was previously organized as The Cumin Club Inc, a corporation formed under the laws of the State of Delaware on March 5, 2019, which transferred its assets to the Company in 2021. The Company filed a dba, and began operating as The Cumin Club thereafter.

The Cumin Club offers a unique solution for Indian food lovers by delivering chef-curated, authentic Indian meals through multiple channels, including direct-to-consumer eCommerce, retail, and fast-casual dining. Using fresh ingredients and freeze-drying technology, the company provides meal kits that preserve flavor and nutrition without preservatives. Founded in 2019, The Cumin Club has sold over 1.8 million meals and achieved $10 million in lifetime revenue, serving over 40,000 customers.

Business Model

The Cumin Club operates across direct-to-consumer, retail, and fast-casual dining markets, leveraging multiple revenue streams. Its eCommerce platform sells meal kits directly to customers, while relationships with retail stores allow them to place products on shelves. The fast-casual dining model uses a scalable, chef-less kitchen concept to offer Indian bowls and wraps at a lower capital investment. We believe this business model ensures a broad reach and efficient operations while delivering high-quality, authentic Indian cuisine.

Intellectual Property

The Cumin Club's unique differentiator lies in its freeze-drying technology, which preserves 97% of the food's nutrients, including probiotics and micronutrients. This technology allows the company to deliver clean, preservative-free meals without compromising taste or quality. Additionally, we feel the company's focus on using region-specific ingredients ensures authenticity in its offerings, protecting its brand identity as a purveyor of premium, authentic Indian cuisine.

Competitors and Industry

Competitors

In the consumer segment, The Cumin Club competes with brands like Tasty Bite and Maya Kaimal, which offer packaged Indian food products. In the fast-casual dining space, competitors include Curry Up Now and Choolah, both of which offer modern takes on Indian cuisine. We believe The Cumin Club differentiates itself with its unique freeze-dried, preservative-free meal kits and scalable restaurant model, which allows for lower operational costs and wider geographic expansion.

Industry

The Cumin Club operates within the growing global ethnic food market, valued at $81 billion, and the U.S. Indian restaurant market, estimated at $4.9 billion. Indian cuisine is rapidly gaining popularity in the U.S., with increasing demand for clean-label, convenient food options. The company's focus on high-quality, authentic, and easy-to-prepare Indian meals aims to meet consumer demand in these expanding markets. We believe this approach could support our growth; however, there are no guarantees, and market conditions and competition could impact our success.

Current Stage and Roadmap

Current Stage

Since its inception in 2019, The Cumin Club has experienced growth, selling over 1.8 million meals and generating $10 million in lifetime revenue, with $3.6 million earned in 2023 alone. The company has secured retail relationships and franchising opportunities to expand its fast-casual model. With over $3.7 million in funding from notable investors such as Listen Ventures and M25 Ventures, we believe The Cumin Club is well-positioned for continued growth in both the retail and dining sectors.

Future Roadmap

The Cumin Club is focused on expanding its operations in the coming years, with ambitions to increase its presence in both the fast-casual restaurant and retail sectors. The company intends to explore opportunities for a broader network of restaurant locations and aims to grow its retail distribution footprint, seeking to reach thousands of stores nationwide. Through these efforts, The Cumin Club envisions positioning itself as a leader in the ethnic food market and fast-casual dining industry.

The Team

Officers and Directors

Name: Kiru Rajagopal

Kiru Rajagopal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Chairman
  Dates of Service: June, 2021 - Present
  Responsibilities: Kirubhanandan Rajagopal oversees all aspects of business across sales, marketing, manufacturing, product launch and logistics. Receives an annual salary of $40,000, and has 32,000 shares vesting over a 4 year period. Kiru will be providing Form C sign-off as the Company's principal accounting officer.

Name: Ragoth Bala

Ragoth Bala's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Member, Business Development
  Dates of Service: August, 2021 - Present
  Responsibilities: Ragothaman Bala Guptha is part of the leadership team, focused on Business Development. He receives a salary of $100,000.

Name: Rick Desai

Rick Desai's current primary role is with Listen Ventures. Rick Desai currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member

Dates of Service: June, 2021 - Present
Responsibilities: Rick is a board member as a GP in Listen Ventures. He does not receive compensation.

Other business experience in the past three years:

- Employer: Listen Ventures
  Title: Managing Partner
  Dates of Service: January, 2016 - Present
  Responsibilities: Venture capital firm investing on consumer obsessed entrepreneurs.

Other business experience in the past three years:

- Employer: Kellogg School of Management
  Title: Adjunct Lecturer
  Dates of Service: January, 2017 - Present
  Responsibilities: Teach new venture development within the entrepreneurship vertical at Kellogg.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company's predecessor was originally formed on March 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Cumin Club has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide ingredients or products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We face various risks as an e-commerce retailer.

We sell a significant portion of our products through e-commerce channels. As part of our growth strategy, we have made significant investments to grow our e-commerce business. We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition, and may continue to face increased competition in the future, from internet retailers who enter the market with similar products as ours. Our failure to positively differentiate our product offerings from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites. The success of this channel is largely dependent on our continuing development of strong relationships with such stores. The loss of a relationship with any retail partner could have an impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we ship our products from India to the U.S. and have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Regulatory Compliance Risk

TCC Brands Inc. resolved an intent-to-sue claim under California Proposition 65, alleging inadequate labeling of a specific product, through a settlement with no admission of liability. While the product was removed from the California market, this incident highlights the potential for future regulatory challenges that could affect the Issuer's business operations or financial results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ragoth Bala	430,000	Common Stock	28.19%
Kiru Rajagopal	320,000	Common Stock	20.98%
Listen Ventures III, L.P. (Managed by Rick Desai)	268,486	Series Seed-1 Preferred Stock	22.97%
Listen Ventures III, L.P. (Managed by Rick Desai)	81,877	Series Seed-2 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 99,276 of Common Stock.

Common Stock

The amount of security authorized is 1,718,691 with a total of 1,128,642 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Right to elect two (2) directors to the Board of Directors.

Transfer Restrictions of Securities Sold in this Offering

Pursuant to the Company's Amended and Restated Bylaws, shares of Common Stock issued in this offering are subject to certain restrictions on transfer, including general restrictions on transfer and a company-owned Right of First Refusal. Please see below for excerpts from the Company's Amended and Restated Bylaws. Please see Exhibit F of the Offering Memorandum for a copy of the Company's Amended and Restated Bylaws. Acknowledgment of these transfer restrictions can be found in Section 6(e)(iv) of the Subscription Agreement for this offering.

Section 36. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 37 of these Bylaws.

(c) At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(e) The foregoing restriction on Transfer shall not apply to the Transfer of shares of Preferred Stock or to the Transfer of any shares of Common Stock issued upon the conversion of any shares of Preferred Stock.

(f) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

Section 37. Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of [the Bylaws.]

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 22,344 shares of Common Stock to be issued pursuant to stock options issued.

The total amount outstanding includes 91,030 shares of Common Stock to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 8,042 shares of Common Stock to be issued pursuant to warrants.

Series Seed-1 Preferred Stock

The amount of security authorized is 286,840 with a total of 286,840 outstanding.

Voting Rights

One vote per share.

Material Rights

Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock are collectively referred to as Series Seed Preferred Stock.

a. Original Issue Price shall mean $5.1213 per share, subject to adjustment;

b. Series Seed Preferred Stock have a right to elect one director to the Board of Directors;

c. Right to receive dividends equal to 8% of the Original Issue Price, as adjusted, when, as and if declared (non-cumulative) prior to Common Stock;

d. Liquidation Preference equal to greater of 1x Original Issue Price, as adjusted, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;

e. Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion;

f. Automatic conversion into Common Stock upon $35 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and

g. Protective provisions for Series Seed Preferred Stock holders so long as at least 20% of the Series Seed Preferred Stock is outstanding.

Series Seed-2 Preferred Stock

The amount of security authorized is 200,871 with a total of 200,871 outstanding.

Voting Rights

One vote per share.

Material Rights

Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock are collectively referred to as Series Seed Preferred Stock.

a. Original Issue Price shall mean $4.5800 per share, subject to adjustment;

b. Series Seed Preferred Stock have a right to elect one director to the Board of Directors;

c. Right to receive dividends equal to 8% of the Original Issue Price, as adjusted, when, as and if declared (non-cumulative) prior to Common Stock;

d. Liquidation Preference equal to greater of 1x Original Issue Price, as adjusted, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock;

e. Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the Conversion Price in effect at the time of conversion;

f. Automatic conversion into Common Stock upon $35 million in gross proceeds raised by the Company in a firm commitment public offering or upon the consent of the Requisite Holders; and

g. Protective provisions for Series Seed Preferred Stock holders so long as at least 20% of the Series Seed Preferred Stock is outstanding.

h. Subject to Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement

The Company is a party to a certain Voting Agreement under which the Company, Preferred Stockholders and certain other key stockholders have agreed to, among other things (i) voting provisions related to the Board of Directors, including Board composition; (ii) voting provisions to increase the authorized Common Stock of the Company and (iii) a drag-along right.

The Company also is a party to a certain Investors' Rights Agreement under which the Company and certain investors agreed to provide (i) restrictions on transfer, (ii) certain information and inspection rights to Major Investors, (iv) right of first offer to Major Investors, and (v) registration rights if granted to other investors.

The Company also is a party to a certain Right of First Refusal and Co-Sale Agreement under which the Company and certain investors agreed to, among other things (i) a right of first refusal on proposed transfers by Key Holders, (ii) a right of co-sale, and (iii) prohibited and exempt transfers.

Convertible Promissory Note

The security will convert into A series of the company's preferred stock issued in a qualified financing (defined below) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $2,250,000.00
Maturity Date: August 01, 2025
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $17,000,000.00
Conversion Trigger: The first issuance or series of related issuances by the Company of its Equity Securities (defined as a series of the Company's Preferred Stock in the Note Purchase Agreement) following the date of the Note Purchase Agreement from which the Company receives gross proceeds of at least $5 million (excluding the aggregate amount of any Notes converted into Equity Securities pursuant to Section 2.2 of the Note Purchase Agreement or any other indebtedness or other securities converted into Equity Securities) (the "Qualified Financing").

Material Rights

Sale/IPO Multiple: (A) 2x the outstanding principal, plus (B) accured but unpaid interest only on the outstanding principal (the "Sale/IPO Multiple").

Warrant to Purchase Common Stock

The security will convert into shares of the Company's Common Stock and the terms of the Warrant to Purchase Common Stock are outlined below:

Warrant Shares Outstanding: 8,042

Warrant Price: A price per Warrant Share equal to $0.01.

Issue Date: September 26, 2024

Expiration Date: September 26, 2024, subject to

Exercisability: At any time, except that the Warrant is no longer exercisable and becomes null and void upon (a) the consummation of the Company's sale of its Common Stock or other securities in the Company's first underwritten public offering and (b) upon the consummation of a Deemed Liquidation Event, as such term is defined in the Company's current Amended and Restated Certificate of Incorporation.

Cashless Exercise is Available

Automatic Cashless Exercise upon Acquisition of the Company

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $2,250,000.00
  Use of proceeds: Product Development, Marketing and Business Development

Date: February 02, 2024
Offering exemption relied upon: 506(c)

- Type of security sold: Warrant to Purchase Common Stock
  Final amount sold: $250,000.00
  Use of proceeds: Product Development, Marketing and Business Development
  Date: September 26, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,791,956 compared to $3,592,797 in fiscal year 2023. Revenue in 2023 increased from 2022 across all channels of operations - D2C, Amazon and Fast-casual restaurants.

Cost of Sales

Cost of Sales for fiscal year 2022 was $1,975,795 compared to $2,102,446 in fiscal year 2023. Cost of Sales in 2023 increased from 2022 as a result of increased revenue.

Gross Margins

Gross margins for fiscal year 2022 were $816,161. compared to $1,490,351 in fiscal year 2023. Gross Margins in 2023 increased from 2022 as a result of efficiency in procurement and logistics.

Expenses

Expenses for fiscal year 2022 were $2,097,121 compared to $2,415,153 in fiscal year 2023. Expenses in 2023 increased from 2022 as a result of additional hiring for marketing and operations.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of variability in the nature of operations. Past cash was primarily generated through equity investments. Our goal is to achieve positive cash flow by 2025. Net Losses have come down in 2023, as a result of increased efficiency in operations. With sales expected to increase for 2025, the Company anticipates that Net Losses can be reduced further and the business could potentially turn Cash Flow positive. In order to achieve positive cash flow, the Company would need to successfully address operational, financial, and liquidity challenges that it currently faces. For example, it will need to continue to increase its operational efficiency and ensure that it has sufficient cash and liquidity to implement its growth and operational plans and achieve its positive cash flow goals.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of a line of credit for $200K from Settle and $271,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support growth initiatives to open more Fast-casual restaurant locations and sell CPG products at more retail chains.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $25K for expenses related to salaries and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely. Assuming a maximum raise, we anticipate that we can achieve cash flow positivity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital raises from Venture Capital firms.

Indebtedness

- Creditor: Convertible Promissory Note
  Amount Owed: $2,250,000.00
  Interest Rate: 6.0%
  Maturity Date: August 01, 2025

- Creditor: Highbeam Line of Credit
  Amount Owed: $23,128.00
  Interest Rate: 0.0%

- Creditor: Loan on FinTech Private Ltd
  Amount Owed: $110,995.00
  Interest Rate: 0.0%
  Maturity Date: June 01, 2024

- Creditor: Promissory Note with Shareholder
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Maturity Date: September 26, 2034
  In connection with the entering into of the Promissory Note, Listen Ventures III, L.P. received a Warrant to Purchase 8,042 shares Common Stock at an exercise price of $0.01 per share.

Related Party Transactions

- Name of Entity: Listen Ventures III, L.P.
  Names of 20% owners: TBD
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Listen Ventures III, L.P. owns 20%+ voting rights.
  Material Terms: On September 26, 2024, the Company entered into a Promissory Note with one of its shareholders, Listen Ventures III, L.P. in the amount of $250,000. The Promissory Note carries an interest rate of 8% and matures on September 26, 2034. In connection with the entering into of the Promissory Note, Listen Ventures III, L.P. received a Warrant to Purchase 8,042 shares Common Stock at an exercise price of $0.01 per share.

Valuation

Pre-Money Valuation: $20,107,431.32

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,275,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,990.20 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,993.44, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  10.0%
  We will use 10% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's product in preparation of expansion in retail.

- Company Employment
  54.5%
  We will use 54.5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Business Development. Wages to be commensurate with training, experience and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.thecuminclub.com/ (www.thecuminclub.com/investors/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thecuminclub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR TCC Brands Inc.

[See attached]

TCC Brands Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TCC Brands Inc. Management

We have reviewed the accompanying consolidated financial statements of TCC Brands Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 15, 2024

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	139,902	1,408,390
Accounts Receivable	24,616	41,928
Inventory	523,275	371,493
Prepaid Expenses	29,432	22,589
GST Receivable	295,298	318,303
Duties and Taxes Receivable	-	-
Other Receivable	-	-
Total Current Assets	1,012,523	2,162,703
Non-Current Assets:		
Investments in Money Market	159,184	3,621
Right of Use Asset	225,041	-
Fixed Assets - Net	245,440	216,375
Intangible Assets	15,275	7,044
Security Deposits	16,570	8,000
Deferred Tax Asset	6,658	2,131
Other Assets	5,709	5,311
Total Non-Current Assets	673,877	242,482
TOTAL ASSETS	1,686,400	2,405,185
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	210,747	383,440
Department of Revenue Payable	7,973	14,439
Credit Cards Payable	243,680	93,569
Texas State Comptroller Payable	2,024	94
GST Payable	118	1,356
Provisions	7,769	-
Lease Liabilities - Current Portion	89,727	-
Payroll Payable	20,571	4,111
Total Current Liabilities	582,609	497,009
Non-Current Liabilities:		
Loans Payable	110,995	-
Convertible Notes Payable	2,250,000	2,000,000
Highbeam Line of Credit	23,128	-
Lease Liabilities	107,666	-
Other Liabilities	-	88
Total Non-Current Liabilities	2,491,789	2,000,088
TOTAL LIABILITIES	3,074,398	2,497,097
SHAREHOLDERS' EQUITY		
Common Stock	10	9
Preferred Stock	5	5
Additional Paid-In Capital	2,393,728	2,388,959
Retained Earnings	(3,781,741)	(2,480,885)
TOTAL SHAREHOLDERS' EQUITY	(1,387,998)	(91,912)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,686,400	2,405,185

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	2022
Sales	3,592,797	2,791,956
Cost of Goods Sold	2,102,446	1,975,795
Gross Profit	1,490,351	816,161
Operating Expenses		
Advertising & Marketing	986,452	960,982
General and Administrative	773,211	595,799
Payroll Expenses	639,370	531,899
Rent and Lease	16,120	8,441
Total Operating Expenses	2,415,153	2,097,121
Total Loss from Operations	(924,802)	(1,280,960)
Other (Income) Expense		
Miscellaneous Income	(5,699)	(2,125)
Liabilities written back	(1,493)	(2,767)
Interest Income	(24,472)	-
Miscellaneous Expenses	8,705	11,186
Penalties & Settlements	1,492	242
Exchange Gain & Loss	2,207	42,305
Interest Expense on Lease Equipment	19,763	-
Interest Expense	36,648	664
Lawsuit Settlement Expense	10,750	-
Other Income	(4,409)	(1,849)
Other Expenses	269,357	666,751
Total Other (Income) Expense	312,849	714,407
Earnings (Losses) Before Income Taxes, Depreciation, and Amortization	(1,237,651)	(1,995,367)
Depreciation and Amortization	25,447	26,005
Income taxes	18,844	2,815
Net Loss	(1,281,942)	(2,024,187)
Other Comprehensive Income		
Foreign Exchange Translation Adjustment	1,483	(4,522)
Total Comprehensive Loss	(1,280,459)	(2,028,709)

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In	Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Capital	(Deficit)	Equity
Beginning balance at 1/1/22	604,156	6	487,711	5	2,388,959	(423,753)	1,965,217
Issuance of Common Stock	249,984	3	-	-	-	-	3
Consolidation Net Adjustments	-	-	-	-	-	(24,591)	(24,591)
Foreign Exchange Translation Adjustment	-	-	-	-	-	(4,522)	(4,522)
Other	-	-	-	-	-	(3,832)	(3,832)
Net loss	-	-	-	-	-	(2,024,187)	(2,024,187)
Ending balance at 12/31/22	854,140	9	487,711	5	2,388,959	(2,480,885)	(91,912)
Issuance of Common Stock	153,086	1	-	-	4,769	-	4,770
Consolidation Net Adjustments	-	-	-	-	-	(47,806)	(47,806)
Foreign Exchange Translation Adjustment	-	-	-	-	-	1,483	1,483
Other	-	-	-	-	-	27,409	27,409
Net loss	-	-	-	-	-	(1,281,942)	(1,281,942)
Ending balance at 12/31/23	1,007,226	10	487,711	5	2,393,728	(3,781,741)	(1,387,998)

TCC BRANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	(1,281,942)	(2,024,187)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation and Amortization	25,447	26,005
Decrease (Increase) in:		
Accounts Receivable	17,312	(160,705)
Inventory	(151,782)	(239,309)
Prepaid Expenses	(6,843)	(13,404)
Duties and Taxes Receivable	23,005	(318,303)
GST Receivable	-	77,063
Other Adjustments	30,341	(4,009)
Increase (Decrease) in:		
Accounts Payable	(172,693)	427,750
Department of Revenue Payable	(6,466)	12,307
Credit Cards Payable	150,111	93,569
Texas State Comptroller Payable	1,930	94
GST Payable	(1,238)	1,024
Provisions	7,769	-
Payroll Payable	16,460	(2,153)
Other Liabilities	(88)	88
Total Adjustments to reconcile Net Loss to Net Cash used in operations:	(66,735)	(99,983)
Net Cash used in Operating Activities	(1,348,677)	(2,124,170)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for:		
Intangible Assets	(8,231)	7,456
Right of Use Asset	(106,876)	-
Other Assets	(398)	(5,311)
Security Deposits	(8,570)	5,892
Investments in Money Market	(155,563)	(3,621)
Fixed Assets - Net	(29,066)	(120,525)
Net Cash used in Investing Activities	(308,704)	(116,109)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments for):		
Loans Payable	110,995	(134)
Convertible Notes Payable	250,000	2,000,000
Highbeam Line of Credit	23,128	-
Common Stock	1	3
Additional Paid-In Capital	4,769	-
Net Cash provided by Financing Activities	388,893	1,999,869
Cash at the beginning of period	1,408,390	1,648,800
Net Cash decrease for the period	(1,268,488)	(240,410)
Cash at end of period	139,902	1,408,390

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TCC Brands Inc. ("the Company") was formed in Delaware on May 7, 2021. The company plans to earn revenue using product sales that leverage freeze-drying technology and unique recipes inspired by cuisines of India, with products made available to customers on its website, eCommerce channels such as Amazon and Faire, and restaurant locations. The Company's headquarters is in Chicago, Illinois. The Company's customers will be located in the United States, Canada, the UK and India.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

The Company had a subsidiary named, Cumin Club Foods Private Limited, incorporated in India on March 2, 2021. Company is contract manufacturer for ready to eat product and providing supply chain management support services.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized in the most two recent years may continue to generate losses. The Company's management has assessed its cash position over the next twelve months by considering receipts from sales, loan payments, marketing, payroll, and other operational expenses, and believes that its sales receipts will be sufficient to cover all expenses and result in a cash surplus.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Cumin Club Foods Private Limited, an Indian corporation entity formed on March 2, 2021. All significant intercompany transactions are eliminated.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its wholly-owned subsidiary, Cumin Club Foods Private Limited, an entity operating out of India. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive income(loss) in the consolidated financial statements. Foreign currency translation adjustments resulted in losses of $893 and $4,345 in 2023 and 2022, respectively. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $4,056 in 2023 and ($42,305) in 2022, and are included in other (income) expenses in the accompanying consolidated statements of operations.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $139,902 and $1,408,390 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 amounted to $523,275 and $371,493, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

The Company's net fixed assets consist of office equipment, machinery, furniture and fixtures, and leasehold improvement. Net book values as of December 31, 2023 and December 31, 2022 are $245,440 and $216,375, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising and Marketing

Costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company, the parent company located in the US, had no deferred tax asset recognized for the covered period. While the subsidiary company, in India, had deferred tax assets at 25.168% tax rate in accordance with Indian Accounting Standard 22. The amounts were translated to the closing rate as at December 31, 2023.

A) Deferred tax asset - recognized for timing differences due to:		Tax at 25.168%
1) Provision for audit and tax fees	1,623	408
2) Provision for gratuity	2,640	664
3) Preliminary expenses	195	49
4) Expenses allowed of last year provision	(902)	(227)

B) Deferred tax asset - recognized for timing differences due to:		
1) Depreciation and other differences of fixed assets	19,049	4,794
Net Deferred Tax Asset to be carried forward		5,688
Translation adjustment from INR to USD		970
Deferred Tax Asset, as of December 31, 2023		6,658

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Shown below are the details on the lease of plant and machinery with commencement date on September 1, 2023 and expiring on February 28, 2026. The lease requires monthly payments of $8,652.

Disclosures	CY 2023
Nature of lease	Finance lease
Amortization of ROUA	7,782
Interest on lease obligation	6,365
Cash flow (cash payment on leases)	56,657
Cash flow(ROU asset acquisition, non cash)	232,823
Weighted average remaining useful life	25
Weighted average discount rate	8.59%
Assets cost	232,823
Total interest	26,733
Lease commence date	9/1/2023

Lease expiry date	2/28/2026
Interest rate	8.59%
Lease month in current year	5
Unexpired lease period	25

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several loans for the purposes of funding operations. A summary is shown below:

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
6% Convertible Promissory Note	$2,250,000	6%	Aug 2025	2,250,000	-	2,250,000	-	2,000,000	2,000,000
Highbeam Line of Credit	$23,128			23,128	-	23,128	-	-	-
Loan on FinTech Private Ltd	$120,200		June 2024	110,995	-	110,995	-	-	-
Total				2,384,123	-	2,384,123	-	2,000,000	2,000,000

NOTE 6 – EQUITY

The Company has authorized 1,618,691 of common shares with a par value of $0.00001 per share. 854,140 and 1,007,226 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

The Company has authorized 487,711 of preferred shares with a par value of $0.00001 per share. 487,711 shares were issued and outstanding as of 2022 and 2023

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 15, 2024, the date these financial statements were available to be issued.

The Company entered into a short term rental agreement for one-year with commencement date on March 1, 2024. The monthly rent is $3,456

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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GET A PIECE OF THE CUMIN CLUB

Authentic Indian Meals, Ready in a Pinch

The Cumin Club brings authentic Indian flavors straight from the source to your table, offering a taste of home for the Indian diaspora and a bold introduction to 'cuisines of India' for everyone else. We use high-quality, all-natural ingredients in all our dishes to deliver authentic Indian flavors without any compromise. Our unique freeze-drying approach maintains flavor and nutrition in our food without additives or preservatives. This is Indian food, re-imagined.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW	ABOUT	TERMS	PRESS	DISCUSSION	INVESTING FAQS

Get Equity
$12.44 Per Share

MIN INVEST ⓘ   VALUATION
$248.80 $20.11M

REASONS TO INVEST

✓ DEMONSTRATED PERFORMANCE: 1.8M meals served and $10M lifetime revenue.* We closed 2023 at $3.6M revenue, and aim to expand to 10 restaurant locations with a 2K store shelves presence.**

GROWING DEMAND FOR INDIAN FOOD: $81B ethnic food market and we have seen no clean label brands offering Indian food in major retail stores. $4.9B Indian restaurant market and very few recognized Indian restaurant chains in the U.S.

BACKED BY INVESTORS: We have raised over $3.7M from well-known Midwest VCs, such as Listen Ventures and M25 Ventures,*** which we believe can help us accelerate growth and set up a world-class production facility.**

**Past financial performance does not guarantee or imply future results. Future performance is subject to a variety of risks and uncertainties, including market conditions, operational challenges, regulatory changes, and other factors outside the Issuer's control.*

***The Company's aim to expand to 10 restaurant locations and secure placement on 2,000 store shelves represents a forward-looking goal based on current plans and assumptions. These projections are subject to significant risks and uncertainties, including but not limited to market conditions, competition, operational challenges, and the availability of sufficient funding. Actual results may differ materially from these plans. The Company currently has one restaurant location.*

****Investors in this offering will not participate under the same terms as previous investors referenced on this campaign page. The terms of this offering, including valuation, rights, and other investment conditions, may differ from those of prior financing rounds. Prospective investors should carefully review the current offering terms and consult with their financial and legal advisors before investing.*

TEAM



Ragoth Bala • Co-Founder, Board Member, Business Development

With 10 years in retail and e-commerce, Ragoth founded The Cumin Club to share his life hack. Balancing a full-time job at Groupon and business school, he struggled to find good healthy vegetarian food and decided there had to be something better. Ragoth also has e-commerce and business development experience from Walmart, RetailMeNot, Groupon, and ShopRunner.

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Kiru Rajagopal • CEO & Chairman

Kiru comes with 15 years of leadership experience in manufacturing, product development and operations at renowned companies like Mondelez, Amazon, and Uber. Indian cuisine is full of vibrant flavors that the world will love, but its scalability is hindered by complex supply chains and ingredient challenges.Kiru co-founded



Cumin Club to address these obstacles and bring the rich tapestry of Indian cuisine to the world. Kiru will be providing Form C sign-off as the Company's Principal Accounting Officer.

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Harish Visweswaran • Co-Founder

Harish is the biggest foodie on the team. He has a background in Data Science with a Masters from Columbia University and 10 years of experience in analytics across retail (clients including Walmart) and digital advertising (The Weather Company, one of the largest publishers in the world).

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Rick Desai • Board Member

Rick Desai is a Managing Partner at Listen, a consumer obsessed VC. Rick founded Dashfire, a startup studio and was an investor at Madison Dearborn Partners. In 2008, Rick was awarded a Clinton Fellowship in 2008. He is an Adjunct Entrepreneurship Lecturer at Kellogg. He is a graduate of Georgetown University.

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THE PITCH

Indian Food Has a Role to Play in the Future of Food

We started this company 5 years ago out of a passion to share true Indian flavors with the world. As immigrants, we were not satisfied with the current representation of Indian food and set out to change it. **We wanted to share the flavors of India that we ourselves were craving.**

At The Cumin Club, we serve **30+ dishes from different regions of India**, from Delhi to Chennai and Mumbai to Kolkata, through all-natural meal kits that taste just the way food tastes in India. Whether you miss the taste of home or you crave more flavor in your life, The Cumin Club has you covered.


Cuisines of India, not Indian Cuisine
Pav Bhaji
Paneer Butter Masala
Sambar Idly
Gujarati Dal
Dal Chawal
Taste of Mumbai
Taste of Delhi
Taste of Chennai
Taste of Gujarat
Taste of Punjab

Our 5-Minute Meal Kits

One of the fastest ways to cook Indian food at home. Just add water, simmer, and serve. We made cooking Indian food simple and accessible to everyone. No more spending countless hours shopping, cleaning, and cooking. Our all-natural meal kits can be stored in the pantry, and a hearty Indian meal is ready in 5 minutes. With 30+ menu items that meet various dietary needs, from **vegan and vegetarian** to varying spice levels and allergen-free meals, there is something for everyone.



> **"** I love you because you add authentic spice to my vegan life!
>
> @jenn_inspires



> **"** The only good pav Bhaji and Sambar Idly I get in the U.S.! Life saver!
>
> @dr_technologist_1994

At-home

➡ 5-minute meal kits
➡ 30+ menu items
➡ $5.99/meal

Performance Highlights

➡ 40K+ customers
➡ $200 per customer
➡ 93% Positive Feedback on Amazon over the past 12 months

The above testimonials may not be representative of the opinions or experiences of other Cumin Club customers and are not a guarantee of future performance or success.

Our Fast Casual Restaurant

We're always looking to make it easy for more people to experience authentic Indian food, including through restaurants. There are very few Indian restaurant chains in the U.S., and we want to change that. We have developed a scalable fast casual restaurant concept that operates in just 200 sq. ft. of space. The location offers bowls and wraps with a large selection of protein options and sauces to choose from. Some of our customers have described our service as being similar to a **'Chipotle for Indian food'**, reflecting their appreciation for our convenient, customizable meal options. However, this comparison reflects individual opinions and should not be interpreted as an endorsement or a guarantee of our market position.

Restaurant

➡ **200 sqft operation**
➡ **Bowls, wraps & salads**
➡ **$10.99/meal**

Performance Highlights

➡ **$3K revenue/sqft**
➡ **$26 average order**
➡ **4.5 stars on Google**

> ❝ I love Indian food and have tried many places but this place takes my #1 spot. The flavor is out of this world!
>
> — **Brock K, Google Maps**

The claim for $3k revenue per square footage of the restaurant is based on the Company's restaurant sales data covering the period of 10/1/2023 to 9/30/2024. Prior financial performance is not a guarantee of future results or success.

***The above testimonial may not be representative of the opinions or experiences of other Cumin Club customers and is not a guarantee of future performance or success.*

THE OPPORTUNITY

Indian Food in the U.S. Often Lacks Quality. The Cumin Club Leverages Tech to Solve This.


Authentic Indian, Ready in a pinch!

At the Cumin Club, we believe there is currently no brand that's synonymous with Indian food. And for good reason—**existing food preparation methods just don't deliver on flavor and health.** Most microwaveable, ready-to-eat Indian curries in stores are ultra-processed using outdated "retort" technology, which sterilizes food at over 300°F for a long shelf life. This high heat destroys natural

goodness, including probiotics and micronutrients, and diminishes flavor, often leaving consumers with a strange aftertaste.

We create meal kits with all-natural ingredients, free from ultraprocessing and preservatives. We use **Freeze-Drying technology**, which retains 97% of the food's nutrition, preserving probiotics, micronutrients, and natural goodness. Freeze-dried products offer superior taste, aroma, flavor, freshness, and quality, making them the better choice.



Freeze-Drying, best way to preserve food
Freeze-Drying Process
Soup
Ingredients
Water vapor
Water
Cooking
Ice
Freezing
Drying
97% nutrition retention
Same tech used in premium coffee & soups
No after taste
Just simmer & serve
No cold chain needed
Recyclable packaging

From ingredients to packaging, we believe our food is just different. All of our food is made in-house in our FDA registered facility, ensuring the high quality and consistency we are known for. Our state of the art facility employs expert chefs from different regions of India. Each dish uses **high quality ingredients** sourced from the specific region it originates - we know and fully appreciate that the chillies in Kashmir are different from the chillies in TamilNadu. This is the secret to maintaining the authentic flavors that people love. All our food is made fresh and then freeze-dried immediately to preserve the nutrition and the flavors **without the addition of any preservatives or additives whatsoever**. To say the least, our moms are proud of and stand behind the food we make!


Made in our own facility, no co-packers
30 tons/mo capacity
Made in India
Experienced chefs
FDA standards
3 freeze drying units
End-to-end quality control
PANEER TIKKA

**Maximum capacity based on historical results and internal calculations.*

Our custom made freeze-dryers are the result of 4 years of R&D, providing us a big differentiation from any other Indian food brand out there. We believe eating our food is a superior experience compared to

eating any retort-packed food that may leave you questioning your choices.

THE MARKET & OUR TRACTION

We Aspire to be the Household Name for Indian Food

We're tapping into the growing $81 billion global ethnic food market and the $4.9 billion Indian restaurant sector in the U.S.[1,2]



THE CUMIN CLUB
Pav Bhaji
THE CUMIN CLUB
Ven Pongal
$81 Billion
Ethnic Food Market
$4.9 Billion
U.S. Indian Restaurant Sector

Source / *Source*

Our Traction
What started as an idea in 2019, is now becoming a household name amongst Indian diaspora in the U.S. and also vegetarians, vegans and Indian food enthusiasts at-large. **The Takeout** reviewed our meal kits as "**Low effort meals while delivering big on flavor**".

Since our inception in 2019, we' have experienced growth, **with revenue increasing from under $1 million in 2021 to nearly $3.6 million by the end of 2023**. While we feel this growth reflects our efforts

and market demand during that period, is it important to note that such growth may not continue at the same rate, as future performance can be influenced by market conditions, competition, and other factors beyond our control. While our direct-to-consumer business has been a significant driver of this growth, our fast-casual channel, The Cumin Club Indian Kitchen, and our retail channel are now making substantial contributions. By the end of 2025, we strive to have 10 fast-casual restaurant locations and be present in 2,000 retail stores.*

The Company's aim to expand to 10 restaurant locations and secure placement on 2,000 store shelves represents a forward-looking goal based on current plans and assumptions. These projections are subject to significant risks and uncertainties, including but not limited to market conditions, competition, operational challenges, and the availability of sufficient funding. Actual results may differ materially from these plans. The Company currently has one restaurant location.



This graphic is provided for informational purposes only and illustrates the Issuer's historical revenue, broken down by At-Home and At-Restaurant sales. Past performance does not guarantee or imply future results. Investors should not rely solely on this information when making investment decisions and should review the offering materials, including disclosed risks and uncertainties, for a complete understanding of the Issuer's business and financial outlook.

Our Fast-Casual Play

Running a traditional Indian restaurant in the USA is challenging due to the need for skilled chefs to execute complex recipes with many ingredients, a challenging supply chain, intricate cooking processes, and the need to maintain cost and consistency.

We believe our model offers an unfair advantage over traditional Indian restaurants in the USA. We use our **freeze-dried sauces made in India** to shift the complexity outside of the restaurant operations. We operate with a **chef-less kitchen** as sauces come from India and preparation of proteins or sides like rice and salad is **standard operating procedure**. This method eliminates the need to invest in capital-intensive equipment, source complex ingredients, and can simplify the supply chain considerably. Based on internal calculations, we can run a full-fledged restaurant with as little as $25,000 in initial investment, making it what we believe to be a scalable way to bring Indian food to more customers.

With one location operating in Chicago and more anticipated locations to come, we believe that our restaurant(s) will play a unique role in our growth and our mission.

WHY INVEST
Demand For Indian Food is Growing

We deliver BIG on Flavor!

 

This is Indian Food for the world. We started The Cumin Club to serve our own needs and those of immigrants like us who faced the same issues we faced when it came to authentic Indian food. Over time, our business has evolved to "**Made for Indian ex-pats, but loved by all.**"

We take great pride in the diversity of our customer base. We have seen over half of the orders placed on our website come from people who are not of Indian origin, highlighting that our food appeals to a wide audience and demonstrating a potentially significant opportunity for growth and expansion.

Overall, we have served over **40,000 customers to date,** and we have fans from all walks of life, from suburban moms to university students.




We are proud immigrants, bringing you the food we grew up with. Our business started out as a personal need, but we soon realized this was much bigger than ourselves. Our mission is to **make authentic Indian food readily accessible around the world,** and we would like you to join us in this journey.

We bring 40 years of collective experience from eCommerce, retail, and food manufacturing. We are also backed by a consumer VC, Listen Ventures, and other well-known Midwest VC's, such as M25, Serra Ventures, Wintrust Ventures, and various angel investors. We believe these prior investments demonstrate confidence in our business.*

Investment from Start Engine will be focused on the potential strategic growth of the business. The focus is on:

- Expanding into the meal kits and simmer sauce categories across the retail landscape.
- Opening new locations for our fast-casual restaurant, The Cumin Club Indian Kitchen.

To make this possible, we will be hiring experienced individuals to augment the current team to help with retail sales, business development, and operations.

Invest in the Cumin Club today.

Investors in this offering will not participate under the same terms as previous investors referenced on this campaign page. The terms of this offering, including valuation, rights, and other investment conditions, may differ from those of prior financing rounds. Prospective investors should carefully review the current offering terms and consult with their financial and legal advisors before investing.

ABOUT

HEADQUARTERS

WEBSITE

222 W Merchandise Mart Plaza, Suite 1212 View Site ↗
Chicago, IL 60654

The Cumin Club brings authentic Indian flavors straight from the source to your table, offering a taste of home for the Indian diaspora and a bold introduction to 'cuisines of India' for everyone else. We use high-quality, all-natural ingredients in all our dishes to deliver authentic Indian flavors without any compromise. Our unique freeze-drying approach maintains flavor and nutrition in our food without additives or preservatives. This is Indian food, re-imagined.

TERMS

The Cumin Club

Overview

PRICE PER SHARE
$12.44

VALUATION
$20.11M

DEADLINE ⓘ
Feb. 20, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$248.80

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,993.44

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,205

MAX NUMBER OF SHARES OFFERED
99,276

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,686,400	$2,405,185
Cash & Cash Equivalents	$139,902	$1,408,390
Accounts Receivable	$24,616	$41,928
Short-Term Debt	$582,609	$497,009
Long-Term Debt	$2,491,789	$2,000,088
Revenue & Sales	$3,592,797	$2,791,956
Costs of Goods Sold	$2,102,446	$1,975,795

Taxes Paid	$18,844	$2,815
Net Income	-$1,280,459	-$2,028,709

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Transfer Restrictions of Securities Sold in this Offering

Pursuant to the Company's Amended and Restated Bylaws, shares of Common Stock issued in this offering are subject to certain restrictions on transfer, including general restrictions on transfer and a company-owned Right of First Refusal. Please see the Company Securities section of the Offering Memorandum for excerpts from the Company's Amended and Restated Bylaws. Please also see Exhibit F of the Offering Memorandum for a copy of the Company's Amended and Restated Bylaws.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As a loyal customer of The Cumin Club, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird Tier 1: Invest $500+ in the first 2 weeks and get 5% bonus shares, 10 free meals ($69.90 value) and a 10% lifetime discount.

Early Bird Tier 2: Invest $2,500+ in the first 2 weeks and get 10% bonus shares, 20 free meals ($119.80 value) and a 20% lifetime discount.

Early Bird Tier 3: Invest $20,000+ in the first 2 weeks and get 20% bonus shares, 40 free meals ($239.60 value) and a 50% lifetime discount.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $500+ between day 35 - 40 and receive 5% bonus shares and 10 free meals ($69.90 value) and a 10% lifetime discount.

Flash Perk 2: Invest $500+ between day 60 - 65 and receive 5% bonus shares and 10 free meals ($69.90 value) and a 10% lifetime discount.

Amount-Based Perks

$500+ | Flavor Enthusiast: Invest $500+ and get 3% bonus shares, 10 free meals ($69.90 value) and a 10% lifetime discount.

$2,500+ | Gourmet Patron: Invest $2,500+ and get 7% bonus shares, 20 free meals ($119.80 value) and a 20% lifetime discount.

$20,000+ | The Cumin Archon: Invest $20,000+ and get 15% bonus shares, 40 free meals ($239.60 value) and a 50% lifetime discount.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TCC Brands Inc. (dba "The Cumin Club") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $12.44 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,244. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Bon Appétit

The Best Meal Delivery Services, According to Bon Appétit Editors

[View Article]

The Takeout



These 5-Minute Indian Meals Are A Weeknight Game Changer

[View Article]

Buzz Feed

46 Asian-Owned Food and Drink Businesses To Satisfy Your Taste Buds

[View Article]

Women's Health



14 Best Meal Delivery Services of 2024, Tested By Nutritionists And Editors

[View Article]

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, my name is Ragoth.

Hi, my name is Harish Visweswaran, one of the co-founders of The Cumin Club. And we are here to make authentic Indian food really accessible.

I find innovation from other innovative business, especially in Chicago. There's a lot of innovative companies, everything from technology to SAAS, and of course, food and beverage companies.

Ragoth and I met at our first job. Since then, we've worked in different jobs, but always stayed in touch and we've brainstormed on different ideas, different start ups, and then here we are, at The Cumin Club. So, I am lucky I guess.

I feel proud about the fact that The Cumin Club is pushing the boundaries on preserving Indian food in ways that it's clean - there's no preservatives. Begin direct to consumer, and using some of the advanced technologies, like yeast drying helps us serve food that is clean and easy-to-read ingrediants and understand every single word of it. That's something we are really proud of.

It's a lofty dream, but I wish at least 75% of everyone in the U.S. tastes The Cumin Club. And after that, I leave it to them to judge. And if you haven't tried it, and you don't know much about it, The Cumin Club is here to make it approachable to you. But whether you try from The Cumin Club or not, you're missing out on something if you haven't tried Indian food.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT
TO
CERTIFICATE OF INCORPORATION

*****

TCC BRANDS INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by unanimous written consent of its members, filed with the minutes of the board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation (the "**Certificate**") of said corporation, as previously amended:

The first paragraph of Article FOURTH is hereby deleted in its entirety and replaced with the following:

> **FIRST: FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,718,691 shares of common stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 487,711 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendments shall have been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:36 AM 11/21/2024
FILED 10:36 AM 11/21/2024
SR 20244277709 - File Number 5901561

IN WITNESS WHEREOF, said TCC BRANDS INC. has caused this certificate to be signed by a duly authorized person this November 20, 2024.

TCC BRANDS INC.

By:_____

Kirubhanandan Coimbatore Rajagopal,
President

SIGNATURE PAGE TO AMENDMENT TO CERTIFICATE OF INCORPORATION



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "TCC BRANDS INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST, A.D. 2021, AT 12:20 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5901561 8100
SR# 20212861677

Authentication: 203818686
Date: 08-02-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:20 PM 08/02/2021
FILED 12:20 PM 08/02/2021
SR 20212861677 - File Number 5901561

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TCC BRANDS INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

TCC Brands Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is TCC Brands Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on May 7, 2021 under the name TCC Brands Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is TCC Brands Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 838 Walker Rd, Suite 21-2, Dover, DE 19904 in the county of Kent. The name of its registered agent at such address is Corp2000.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 1,618,691 shares of common stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 487,711 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

GDSVF&H\5904824.2
5868480/6/20600.002

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock (and any class thereof) may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the express terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

286,840 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**," and 200,871 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" (together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**") each of which shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The "**Series Seed Original Issue Price**" shall mean $5.1213 per share with respect to the Series Seed-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock), and $4.5800 per share with respect to the Series Seed-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock).

Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. <u>Dividends</u>. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors of the Corporation (the "**Board**"), out of any funds and assets legally available therefor, dividends at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this <u>Section 1</u> shall not be cumulative, and no right to

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dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amoun**t"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any

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distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, voting together as a single class on an as converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least one day prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger ,consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such

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sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any transaction expenses and retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event (such day, the "**Redemption Date**"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amounts. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, lease, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

        2.3.4 <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Section 2.3.1(a)(i)</u>, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with <u>Sections 2.1</u> and <u>2.2</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this <u>Section 2.3.4</u>, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   <u>Voting</u>.

        3.1   <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

        3.2   <u>Election of Directors</u>. The holders of record of the shares of Series Seed Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"); and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation; provided, however, that for administrative convenience, the initial Preferred Director may also be appointed by the Board in connection with the approval of the initial issuance of Series Seed Preferred Stock without a separate action by the holders of Series Seed Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect

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directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this Section shall terminate on the first date following the date the first share of Series Seed Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than 20% of the shares of Series Seed Preferred Stock sold pursuant to the terms of that certain Series Seed Preferred Stock Purchase Agreement, dated on or about the date of this Certificate of Incorporation, by and among the Corporation and the investors listed on Exhibit A attached thereto (the "**Purchase Agreement**") are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock).

3.3   Series Seed Preferred Stock Protective Provisions. At any time when at least 20% of the shares of Series Seed Preferred Stock sold pursuant to the Purchase Agreement are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio* and of no force or effect unless such written consent or affirmative vote is provided:

3.3.1   amend, alter or repeal the rights, preferences, or privileges of the Series Seed Preferred Stock (or any series thereof) under the Certificate of Incorporation or the Bylaws of the Corporation;

3.3.2   increase or decrease the authorized number of shares of Series Seed Preferred Stock, Common Stock or any other class or series of the Corporation's capital securities;

3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock that ranks senior to or pari passu with the

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Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4   cause or permit any of its subsidiaries to, without approval of the, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens of redemption;

3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or services at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board;

3.3.6   decrease or increase the size of the Board or change the composition the Board;

3.3.7   effect a Liquidation Event or any merger, reorganization, sale of control, consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.8   increase the number of shares available for grant under the Corporation's equity incentive plan or other similar plan unless previously approved by the Board, including the Preferred Director;

3.3.9   change the fundamental nature of the Corporation's business, unless previously approved by the Board, including the Preferred Director;

3.3.10   create, or authorize the creation of, or issue, or authorize the issuance of any debt security in excess of, in the aggregate, of $500,000, or permit any subsidiary to take any such action with respect to any debt security unless previously approved by the Board, including the Preferred Director;

3.3.11   invest in the capital stock of or acquire all or substantially all of the assets of another entity unless previously approved by the Board, including the Preferred Director;

3.3.12   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation or, in the case of Cumin Club Foods Private Limited, hold less than 99.99% of the capital stock of such entity or dispose of the capital stock of any subsidiary; or

3.3.13   permit any subsidiary of the Corporation to do any of the foregoing.

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4. <u>Optional Conversion</u>.

The holders of Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

    4.1   <u>Right to Convert</u>.

    4.1.1   <u>Conversion Ratio</u>. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the applicable Series Seed Original Issue Price by (ii) the applicable Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Seed Conversion Price**" shall initially be equal to $5.1213 per share with respect to shares of Series Seed-1 Preferred Stock and $4.5800 per share with respect to shares of Series Seed-2 Preferred Stock, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

    4.1.2   <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event (including in the event of a redemption pursuant to <u>Section 2.3.2(b)</u>), the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

    4.2   <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share as determined by the Board in good faith.

    4.3   <u>Mechanics of Conversion</u>.

    4.3.1   <u>Notice of Conversion</u>. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b) if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or

9

certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing any Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

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4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Series Seed Conversion Price for any share(s) of Series Seed Preferred Stock surrendered for conversion shall be made for any declared but unpaid dividends on such share(s) of Series Seed Preferred Stock or on the Common Stock delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1   Special Definitions.   For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(b)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(c)   "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on any series of Series Seed Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

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(iii) shares of Common Stock, including Options therefor (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, including the approval of the Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to customers, vendors, suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board, including the Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board, including the approval of the Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board, including the Preferred Director.

4.4.2   No Adjustment of Series Seed Conversion Price. No adjustment in the applicable Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then-outstanding shares of Preferred Stock, voting as a single class on an as-converted to Common Stock basis, agreeing that no such adjustment to the applicable Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

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(a)   If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to a Series Seed Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing a Series Seed Conversion Price to an amount which exceeds the lower of (i) the applicable Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to a Series Seed Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional

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Shares of Common Stock subject thereto was equal to or greater than the applicable Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to a Series Seed Conversion Price pursuant to the terms of Section 4.4.4, the applicable Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to a Series Seed Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to a Series Seed Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

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4.4.4   Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than a Series Seed Conversion Price in effect immediately prior to such issue, then such Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

> (a)   "CP_2" shall mean the applicable Series Seed Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

> (b)   "CP_1" shall mean the applicable Series Seed Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

> (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

> (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

> (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

> (a)   Cash and Property: Such consideration shall:

> > (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

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(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Series Seed Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the

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outstanding Common Stock, the applicable Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the applicable Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Series Seed Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Series Seed Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution

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of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series Seed Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or

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enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), resulting in at least $35,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the applicable Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if

19

such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7. **Waiver**. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the Requisite Holders; *provided, however,* that the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of a particular series of Preferred Stock shall be required for a waiver of any of the rights, powers, preferences and other terms solely applicable to such series of Preferred Stock.

8. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any

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of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, officer, manager, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provisions of the General Corporation Law or the Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this First Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

GDSVF&H\5904824.2
5868480/6/20600.002

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on <u>August 2</u>, 2021.

DocuSigned by:

Kirubhanandan Coimbatore Rajagopal

5109595A35864CC...

_____

Kirubhanandan Coimbatore Rajagopal, President

SIGNATURE PAGE TO FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TCC BRANDS INC.

Amended and Restated Bylaws

of

TCC BRANDS INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1.   **Registered Office**.   The registered office of the corporation in the State of Delaware shall be 838 Walker Road, Suite 21-2, Dover, Delaware, 19904, County of Kent or in such other location as the Board of Directors may from time to time determine or the business of the corporation may require.

Section 2.   **Other Offices**.   The corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3.   **Corporate Seal**.   The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4.   **Place of Meetings**.   Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("***DGCL***").

Section 5.   **Annual Meeting**.

(a)   The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

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holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

   (c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

   (d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or

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any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "*SEC*") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6.   Special Meetings.

(a)   Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the Board of Directors or (iv) by the holders of shares entitled to cast not less than 20% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b)   If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7.   Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder

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so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. **Quorum**. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is

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furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12.   List of Stockholders. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13.   Action Without Meeting.

(a)   Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consent is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

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(d) An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. Consents given by electronic mail, facsimile or other electronic transmission may be delivered (physically or electronically) to the principal place of business of the corporation, to an officer of the corporation, to an agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded or legal counsel serving the corporation in connection with the event or action from which such consent arises. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. **Organization**.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. **Number and Term of Office**. The authorized number of directors of the corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. **Powers**. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. **Term of Directors**. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 18. **Vacancies**. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his or her successor shall have been duly elected and qualified.

Section 20. **Removal**. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

Section 21.   Meetings

     (a)   Regular Meetings.   Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board of Directors.

     (b)   Special Meetings.   Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any director.

     (c)   Meetings by Electronic Communications Equipment.   Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

     (d)   Notice of Special Meetings.   Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

     (e)   Waiver of Notice.   The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22.   Quorum and Voting.

     (a)   Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving; *provided, however*, that such number shall never be less than 1/3 of the total number of directors except that when one director is authorized, then one director shall constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors shall have more or less

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than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b)   At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23.   Action Without Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.   Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24.   Fees and Compensation.   Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors.   Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25.   Committees.

(a)   **Executive Committee**.   The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors.   The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b)   **Other Committees**.   The Board of Directors may, from time to time, appoint such other committees as may be permitted by law.   Such other committees appointed by the Board of Directors shall consist of one or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c)   **Term**.   The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee.   The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors.   The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee.   The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint

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another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. **Organization**. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 27. **Officers Designated**. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Chief Operating Officer, the Treasurer and the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. **Tenure and Duties of Officers**.

(a) **General**. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

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(b) **Duties of Chairman of the Board of Directors**. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c) **Duties of Chief Executive Officer**. The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) **Duties of President**. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) **Duties of Vice Presidents**. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) **Duties of Secretary**. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) **Duties of Chief Financial Officer**. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the

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Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(h) **Duties of Chief Operating Officer**. The Chief Operating Officer, in the event of such appointment or election, shall be the principal operating officer of the corporation. Within the policies and objectives prescribed by the Board of Directors and under the general supervision of the Chief Executive Officer (or such other officer as the Board of Directors may prescribe to supervise the Chief Operating Officer), the Chief Operating Officer shall establish operating procedures for, administer and direct all aspects of the corporation's operations. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the Board of Directors or these Bylaws, the Chief Operating Officer may execute certificates for the corporation's shares, and any contracts, deeds, mortgages, bonds, or other instruments which the Board of Directors has authorized to be executed. The Chief Operating Officer shall perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer (or other supervising officer, as applicable) may from time to time prescribe.

Section 29. **Delegation of Authority**. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. **Resignations**. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 31. **Removal**. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. **Execution of Corporate Instruments**. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

5954787/2/20600.000

Section 33.   Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 34.   Form and Execution of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Electronic certificates are permitted. Certificates for the shares of stock, if any, of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law.   Every holder of shares of stock in the corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 35.   Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36.   Restrictions on Transfer.

(a)   No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.   Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate

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secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b)　　If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 37 of these Bylaws.

(c)　　At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d)　　Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(e)　　The foregoing restriction on Transfer shall not apply to the Transfer of shares of Preferred Stock or to the Transfer of any shares of Common Stock issued upon the conversion of any shares of Preferred Stock.

(f)　　The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "*1933 Act*").

(g)　　The certificates representing shares of Common Stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO
> A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE
> CORPORATION."

Section 37.　　**Right of First Refusal**. No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 37, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a)　　If the stockholder desires to Transfer any of his or her shares of stock, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)　　For 30 days following receipt of such notice, the corporation shall have the option to purchase up to all the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent

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of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 36 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this Bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this Bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A stockholder's Transfer of shares of Preferred Stock of the corporation (or any shares of Common Stock issued upon conversion thereof);

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(7)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(8)   A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g)   The provisions of this Bylaw may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder).   This Bylaw may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h)   Any Transfer, or purported Transfer, of securities of the corporation shall be null and void unless the terms, conditions, and provisions of this Bylaw are strictly observed and followed.

(i)   The foregoing right of first refusal shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of Common Stock of the corporation that are subject to the right of first refusal in paragraph (a) of this Section shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE
SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF
THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN
THE BYLAWS OF THE CORPORATION."

(k)   To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement shall control.

Section 38.   Fixing Record Dates.

(a)   In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 39. **Registered Stockholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 40. **Execution of Other Securities**. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 34 of these Bylaws), may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an

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Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 41. **Declaration of Dividends**. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 42. **Dividend Reserve**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 43. **Fiscal Year**. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 44. **Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents**.

(a) **Directors and Executive Officers**. The corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

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(b)   Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c)   Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d)   Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the

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commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e)   **Non-Exclusivity of Rights**. The rights conferred on any person by this Section shall not be exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f)   **Survival of Rights**. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)   **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h)   **Amendments**. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i)   **Saving Clause**. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j)   **Certain Definitions**. For the purposes of this Section, the following definitions shall apply:

(1)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3)   The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint

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venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4)   References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 45.   Notices.

(a)   **Notice to Stockholders**. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b)   **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   **Affidavit of Mailing**. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   **Methods of Notice**. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   **Notice to Person with Whom Communication Is Unlawful**. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the

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corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) **Notice to Stockholders Sharing an Address**. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 46. **Amendments**. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 47. **Loans to Officers**. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 48. **Forum**. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the

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corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

5954787/2/20600.000

TCC BRANDS INC.
CERTIFICATE OF SECRETARY

I HEREBY CERTIFY THAT:

I am the duly elected and acting Secretary of TCC BRANDS INC., a Delaware corporation (the "Company"); and

Attached hereto is a complete and accurate copy of the Bylaws ("Bylaws") of the Company as duly adopted by the Board of Directors at a special meeting of the Board of Directors on July 29, 2021, and said Bylaws are presently in effect.

Signed on ___July 30, 2021_____.

DocuSigned by:

kirubhanandan Coimbatore Rajagopal
5109595A35864CC...

KIRUBHANANDAN COIMBATORE RAJAGOPAL
Secretary